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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CALIFORNIA FIRST NATIONAL BANCORP
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
130222102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	130222102

1	NAMES OF REPORTING PERSONS Patrick E. Paddon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		6,505,879 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,505,879 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,505,879 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

64.0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Excludes 52,440 shares of common stock beneficially owned by Mr. Paddon's children and 222,462 shares of common stock beneficially owned by Mr. Paddon's spouse, in each case as to which Mr. Paddon disclaims any beneficial interest.
(2) Based upon 10,159,195 shares California First National Bancorp common stock outstanding at December 31, 2008 as reported on the Issuer's Quarterly Report on Form 10-Q for the period ending December 31, 2008 as filed with the SEC on February 13, 2009.

Item 1(a)	Name of Issuer.
California First National Bancorp

Item 1(b)	Address of Issuer's Principal Executive Offices.
18201 Von Karman Avenue, Suite 800
Irvine, California 92612

Item 2(a)	Name of Person Filing.
Patrick E. Paddon

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
Same as Item 1 (b)

Item 2(c)	Citizenship or Place of Organization.
See Row 4 of Cover Page

Item 2(d)	Title of Class of Securities.
Common Stock, $.01 par value

Item 2(e)	CUSIP Number.
130222102

Item 3	Reporting Person.
Not applicable.

Item 4	Ownership.
(a)	Amount beneficially owned: See Row 9 of cover page

(b)	Percent of class: See Row 11 of cover page

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page
	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page
	(iv)	Shared power to dispose or to direct the dispostion of: See Row 8 of cover page

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

By:	/s/ Patrick E. Paddon
Name:	Patrick E. Paddon, CEO

The original statement shall be signed by each person on whose behalf the statements is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).